UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65855 / December 1, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14616

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATIONS BY
RMD TECHNOLOGIES, INC.,	:	DEFAULT AS TO FIVE
ROCKWALL HOLDINGS, INC.,	:	RESPONDENTS, AND
ROYSTON MANNOR ESTATES, INC.,	:	POSTPONING HEARING AND
SOUTHMARK CORP.,	:	SCHEDULING PREHEARING
STARGOLD MINES, INC.,	:	CONFERENCE AS TO
STELAX INDUSTRIES, LTD.,	:	REMAINING THREE
STEM CELL INNOVATIONS, INC., and	:	RESPONDENTS
SURFECT HOLDINGS, INC.	:	

       The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on November 9, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that RMD Technologies, Inc. (RMD Technologies), Rockwall Holdings, Inc. (Rockwall Holdings), Royston Mannor Estates, Inc. (Royston Mannor), Southmark Corp. (Southmark), and Stargold Mines, Inc. (Stargold Mines), (collectively, Respondents) were served with the OIP by November 10, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by November 23, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer.[1]

       Respondents are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

       RMD Technologies (CIK No. 1312112) is a suspended California corporation located in San Marcos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). RMD Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended February 29, 2008, which reported a net loss of $257,188 for the prior nine months. As of November 1, 2011, the company's stock (symbol "RMDT") was quoted on OTC Link

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[1] Stelax Industries, Ltd. remains in the proceeding. Stem Cell Innovations, Inc., and Surfect Holdings, Inc., have agreed to settle with the Division.

(previously, "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Rockwall Holdings (CIK No. 1135263) is a Nevada corporation located in Cerritos, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Rockwall Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008, which reported a net loss of over $3.1 million for the prior twelve months. As of November 1, 2011, the company's stock (symbol "RKWL") was quoted on OTC Link, had three market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Royston Mannor (CIK No. 1105513) is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Royston Mannor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB/A registration statement on July 27, 2000, which reported a net loss of $36,142 from the company's December 31, 1998, inception to June 30, 2000.

Southmark (CIK No. 701996) is a Georgia corporation located in Plano, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Southmark is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended June 30, 1996. As of November 1, 2011, the company's stock (symbol "SMRK") was quoted on OTC Link, had four market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Stargold Mines (CIK No. 1301557) is a revoked Nevada corporation located in San Mateo, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stargold Mines is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $113,123 for the prior three months. As of November 1, 2011, the company's stock (symbol "SGDM") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under

Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of RMD Technologies, Inc., Rockwall Holdings, Inc., Royston Mannor Estates, Inc., Southmark Corp., and Stargold Mines, Inc., is hereby REVOKED.

It is FURTHER ORDERED that the hearing currently scheduled for December 5, 2011, is POSTPONED, and a prehearing conference as to Stelax Industries, Ltd., Stem Cell Innovations, Inc., and Surfect Holdings, Inc., will be held by telephone on December 27, 2011, at 2:00 p.m. EST, with the Division making arrangements for the call.

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Robert G. Mahony
Administrative Law Judge